Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Of Counsel jlaxague@cronelawgroup.com

VIA EDGAR

August 9, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 16, 2021 CIK No. 0001835615

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2021, commenting on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 filed July 16, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 10

1. Please expand your disclosure to include your conclusion to opt-in to the extended transition period to adopt new or revised accounting standards. Also provide disclosure that this election may result in your financial statements not be comparable to other entities that adopt new or revised accounting standards using the public company adoption requirements. Address this comment in your risk factors and in management’s discussion and analysis sections.

Response: In response to this comment, the Company has amended the Registration Statement under the “Prospectus Summary” to include a disclosure that, because the Company has elected to use the extended transition period under the JOBS Act, its financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. Also, additional disclosures regarding this matter have been added to the risk factor entitled “We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

Jane Park

United States Securities and Exchange Commission

August 9, 2021

Risks Related to Doing Business in China, page 26

2. Please include risk factor disclosure, where appropriate, related to the potential impact of the Holding Foreign Companies Accountable Act on your ability to do business in China.

Response: The Company is not owned or controlled by any governmental entity in the PRC or elsewhere. The Company’s independent auditor, Briggs & Veselka Co., is a PCAOB registered firm based in Houston, Texas. All audit materials and records relating to the Company are available for inspection by the PCAOB at Briggs & Veselka Co.’s Houston office.  Accordingly, the Company does not believe that the Holding Foreign Companies Accountable Act will have any material impact on its ability to do business.

Our Customers, page 71

3. We note your response to our prior comment 12. Please clarify whether your direct end user customers and export distributor customers are based in China. Please also restore your disclosure with respect to your top three customers for the years ended December 31, 2019 and 2020, and also identify which type of customer for each of the three customers.

Response: In response to this comment, the Registration Statement has been amended at page 71 to clarify that substantially all customers acquiring products directly from the Company – direct end user customers, domestic distributor customers, and exporting distributor customers – are located in China.  The disclosure regarding the Company’s top three customers for 2020 and 2019, along with the customer type for each, has been added to Registration Statement.

Consolidated Statements of Cash Flows, page F-6

4. Please tell us why the $344,739 is recognized in equity as a subscription for ordinary shares and included as a financing cash inflow during fiscal year 2019 and what was provided in exchange. In this regard, we note that when the subscription was released in fiscal year 2020, no ordinary shares were recognized as outstanding or a corresponding financing cash outflow was recognized during fiscal year 2020.

Response: The Company acknowledges the Staff’s comment, and respectfully informs the Staff that the Company completed a private offering on December 22, 2020, under which it issued 1,425,000 ordinary shares to three BVI companies for total consideration of $1,616,971. Of the total consideration, $344,739 was received in December 2019 by one of the Company’s subsidiaries (“Huada”), and $1,272,232 was received in December 2020 by the Company. At the time that the first amount was received, the Company was not yet incorporated, and therefore no actual ordinary shares were issued. The amount was presented as “ordinary shares subscribed” initially within the Company’s Equity and then “ordinary shares” and “additional paid-in capital” in 2020, together with the remaining investments received by the Company.

1. Organization and Principal Activities

Reorganization and Share Issuance, page F-8

5. We note your responses to comments 17 and 18 along with the expanded disclosure provided to Note 1. Please tell us how you concluded that the transaction with Yongjun Liu and Yin Liu to acquire 100% ownership of Kangfu represents a corporate reorganization to roll controlled entities into one legal corporation. In this regard, we note that the three BVI companies, or founders of Meihua, held 2,640,000 ordinary shares of Meihua, while Yongjun Liu and Yin Liu held 2,000 ordinary shares of Meihua.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that Company followed the guidance provided under EITF Issue 02-5 to conclude the existence of common control.

Jane Park

United States Securities and Exchange Commission

August 9, 2021

On December 18, 2020, Yongjun Liu and Yin Liu and other shareholders executed an Acting-in-Concert Agreement. The major terms of this agreement are:

●	The Parties shall inform and discuss with each other and reach a consensus before exercising voting rights in the Company’s decision making.

●	If no consensus could be reached by the Parties, the decision made by Yongjun Liu and Yin Liu (who are a couple) prevails.

As a result of the Acting-in-Concert agreement, Yongjun Liu and Yin Liu has the ultimate control of the Company. The transaction under which Yongjun Liu and Yin Liu to acquired 100% ownership of Kangfu can be considered as a common control transaction. ASC 805-50-45-5 applies.

Revenue Disaggregation, page F-13

6. We note your response to comment 21 along with your expanded disclosure. Please tell us your consideration of providing disaggregated revenue information by domestic versus overseas revenues and also direct sales, domestic distributors, and exporting distributors revenues. In this regard, we reference your disclosures on page 4 of the Form S-1. Refer to ASC 606-10-55-89 through 55-91 for additional guidance.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company. The assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

In determining the appropriate categories to use to disaggregate revenue for purposes of its disclosure, the Company has considered the guidance in 606-10-55-89 through 55-91 in its presentation of the financial statements. The Company determined that the disclosure for major sources of revenues under the following categories as described in ASC 606 would be most meaningful to the users of the Company’s financial statements:

●	Type of good (ASC 606-10-55-91(a))

●	Type of customer (ASC 606-10-55-91(c))

As a result, the Company has revised the disclosure on Page F-13.

The export sales disclosed in Page 4 is through exporting distributors which fall into type of customer category. As a result, the Company has revised the disclosure on Page F-13.

Based upon the above considerations, the Company believes it has provided appropriate disaggregation of revenue.

14. Segment Information, page F-22

7. We note that you have now concluded that you have 2 reportable segments in accordance with the guidance in ASC 280-10-50. Please provide the disclosures required by ASC 280-10-50-22 through 50-31. As previously requested, also provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. In this regard, we note your disclosures throughout the Form S-1 that you offer three different product categories, Class I, Class II, and Class II, each representing differing degrees of risk in terms of safety and effectiveness.

Response: The Company acknowledges the Staff’s comment, and respectfully advises the Staff that our previous response mistakenly interpreted the operating segments. The Company has carefully reassessed the reportable segments and has concluded it has only one reportable segment. The Company does not have different reporting segments. When making its determination that its business should be presented as one operating segment, the Company considered the three characteristics of an operating segment, following the guidance under ASC 280-10-50-1.

Jane Park

United States Securities and Exchange Commission

August 9, 2021

The Company believes that the second and third characteristics of an operating segment under ASC 289-10-50-1 are not met; therefore, the Company concluded that its operating results should be presented as one single segment. Specifically, while discrete financial information related to the revenues of self-manufactured products revenue and resales of sourced disposable medical devices from third party manufacturers is available, discrete financial information related to a measure of profit or loss for a) self-manufactured products revenue, and b) resales of sourced disposable medical devices from third party manufacturers are not available. Additionally, while the information regularly reviewed by the Company’s chief operating decision maker (the “CODM”) includes revenue related to its self-manufactured products revenue and resales of sourced disposable medical devices from third party manufacturers, it does not include a measure of operating profit or loss for these two revenue streams. In regarding to Class I, Class II, and Class III products, those are safety measures. Sales of these products were combined within the self-manufactured products revenue and resales of sourced disposable medical devices from third party manufacturers’ categories. These revenue streams leverage many common expenses, including but not limited to content development, information technology, marketing, human resources, finance and legal expenses, and the Company does not separately allocate these common expenses when making decisions about allocating resources to, or assessing the performance of, its business.

Below are the Company’s responses to the Staff’s question regarding disclosures made in response to ASC 280-10-50-38 to 42:

●	Information about Products and Services — As referenced above, the Company has included disclosures in Note 2 to the financial statements.

●	Information about Geographic Areas — Our direct export sales accounts for less than 1% of the total revenue. The disclosure made in Page 3 of this F-1 regarding to export sales were through exporting distributors who are located in domestic areas.

●	Information about Major Customers — On page F-10 of the Company’s Form F-1, the Company has disclosed the revenue concentration.

Corresponding to the response above, the Company has deleted the Note 14 on Page F-22.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.